Custcorp
Balance Sheets
(Unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
Cash	$ 4,940	$ -
Total current assets	4,940	-
Total assets	$ 4,940	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loans from shareholders	5,000	
Total current liabilities	5,000	-
Commitments and contingencies	-	-
Common stock; par value $0.00001; 15,000,000 shares authorized, 14,100,000 issued and outstanding	141	111
Additional paid in capital	1,199,970	-
Accumulated deficit	(1,200,171)	(111)
Total shareholders' equity	(1,200,030)	-
Total liabilities and shareholders' equity	$ 4,940	$ -